Exhibit 99.1

GasLog and GasLog Partners Announce the Time Charter
of up to 9 Newbuildings to BG Group plc

MONACO — April 21, 2015 — GasLog Ltd. (“GasLog” or the “Company”) (NYSE:GLOG) and GasLog Partners LP (“GasLog Partners”) (NYSE:GLOP) today announced that GasLog has agreed to charter to Methane Services, Ltd. (“MSL”), a subsidiary of BG Group plc (“BG”), three of GasLog’s uncontracted newbuilds that are currently under construction. MSL also has an option to elect to charter an additional six newbuilds provided it makes that election within 2015. The highlights of this transaction are as follows:

•	MSL will charter three newbuildings commencing mid-2018 and early 2019 for average initial terms of approximately 9.5 years at attractive rates

•	These charters will add approximately $845 million of fixed rate revenue to GasLog’s existing contracted revenue backlog

•	MSL has an option exercisable within 2015 to charter an additional six newbuildings for average initial terms of approximately 10 years

•	The six option vessels would add approximately $1.8 billion of fixed rate contracted revenue(1) should MSL exercise its option

The three firm ships to be chartered by MSL will be modern 174,000 cubic meter LNG carriers with low-pressure, two-stroke propulsion technology. Two of the vessels will be delivered from Hyundai Heavy Industries. One vessel will be delivered from Samsung Heavy Industries.

Together with MSL’s entry into the 9.5 year average charters on the three GasLog newbuild vessels, and as part of MSL’s overall portfolio management, the three existing charters on the GasLog Shanghai, GasLog Santiago and GasLog Sydney (all owned by GasLog Partners) will be adjusted. MSL will lengthen two of the existing charters by approximately 4 months and shorten one charter by 8 months.  MSL retains the existing extension options of two consecutive periods of three or four years on all three vessels.

MSL also has an option to elect to charter an additional six newbuilds from GasLog, with average initial terms of ten years at rates consistent with the three firm charters, provided it makes that election within 2015. If MSL makes that election, MSL would take earlier delivery of the three firm newbuilds described above immediately upon their delivery from the shipyards in 2017.

If MSL exercises the options, the three charters of the GasLog Shanghai, GasLog Santiago and GasLog Sydney would be further adjusted by a potential shortening of a maximum 31 months in total, with the aim of redelivering these ships to coincide with the newbuild deliveries in 2017.  This would be at a time when management believes there will be a tightening of the supply-demand balance for LNG carriers, as currently indicated by new vessel orders and prospective LNG projects. This option is currently exercisable only within 2015 and the parties are discussing a possible extension of such option beyond the end of 2015.

If MSL does not exercise the extension options referenced above on the GasLog Shanghai, GasLog Santiago and GasLog Sydney and GasLog Partners does not enter into a third-party charter on such vessels, GasLog and GasLog Partners intend to enter into a bareboat arrangement that is designed to guarantee the total cash distribution from each vessel. However, if they are unable to agree on such bareboat arrangement, GasLog will enter into a time charter with GasLog Partners on equivalent terms to the existing MSL time charters for any period of shortening.

Paul Wogan, CEO of GasLog, commented, “This is another transformational transaction for GasLog, potentially adding nine long-term charters to our fleet. The three firm vessels will add $845 million of fixed contracted revenue(1) at attractive day rates. This transaction will also provide long-term charters for three of our unfixed newbuilds that are currently scheduled to deliver in late 2017. The transaction also further extends the pipeline of vessels we have available to drop down into GasLog Partners and we believe enhances our sum-of-the-parts valuation.”

Andy Orekar, CEO of GasLog Partners, commented, “Today’s transaction adds up to nine vessels under long-term contracts to GasLog Partners’ dropdown pipeline, giving us additional visible growth for multiple years.  The immediate addition of three firm charters brings our total current pipeline to 15 LNG carriers, which would increase further to 21 vessels if MSL exercises its option for the six additional newbuildings. With this enhanced pipeline of vessels and the agreement by GasLog to compensate for any shortening of existing charters, GasLog Partners continues to be well positioned for future growth.”

Poten Capital Services (UK) advised GasLog on this transaction.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fully-owned fleet includes 22 LNG carriers (including 13 ships in operation, nine LNG carriers on order) and GasLog has four LNG carriers operating under its technical management for third parties. GasLog Partners LP, a master limited partnership formed by GasLog, owns a further five LNG carriers. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

About GasLog Partners LP

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under long-term charters. GasLog Partners’ fleet consists of five LNG carriers with an average carrying capacity of 151,000 cbm, each of which has a multi-year charter. GasLog Partners’ executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog Partners’ website is http://www.gaslogmlp.com.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity of the Company, cash available for dividend payments, future capital expenditures and drydocking costs and newbuild vessels and expected delivery dates, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operation of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of volatile economic conditions and the differing pace of economic recovery in different regions of the world; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to dividend payments and our ability to make such payments; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found with respect to GasLog in its Annual Report filed with the SEC on March 26, 2015 and with respect to GasLog Partners in its Annual Report filed with the SEC on February 17, 2015. Copies of each Annual Report, as well as subsequent filings, are available online at http://www.sec.gov. We do not undertake to update any forward-looking statements as a result of new information or future events or developments except as may be required by law.

(1) Contracted revenue calculations assume:
(a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled drydocking;
(b) all LNG carriers on order are delivered on schedule;
(c) no exercise of any option to extend the terms of charters.

Contacts:

Paul Wogan (CEO) GasLog
Phone: +44 203 388 3106

Andy Orekar (CEO) GasLog Partners
Phone: +1 212 223 0847

Simon Crowe (CFO) GasLog and GasLog Partners
Phone: +44 203 388 3108

Jamie Buckland (Investor Relations) GasLog and GasLog Partners
Phone: +44 203 388 3116
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